Richard D. Hall, PhD., P.Eng.
Fronteer Development Group Inc.
1640-1066 West Hastings Street,
Vancouver, BC V6E 3X1
604 632-4677

CONSENT OF AUTHOR

TO: British Columbia Securities Commission Alberta Securities Commission

Ontario Securities Commission

The Toronto Stock Exchange

I, Richard D. Hall, PhD., P.Eng., do hereby consent to the filing of the written disclosure of the technical report titled “Agi Dagi Gold Property, Canakkale Province, Turkey” and dated August 31, 2004 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Annual Report of Fronteer Development Group Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Report of Fronteer Development Group Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 31st Day of August 2004.

“signed”

Richard D. Hall, PhD., P.Eng